

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

November 20, 2007

Via U.S. Mail and Fax (909) 839-2780

Mr. Zhang Yang
Chief Financial Officer
China North East Petroleum Holdings, Ltd.
20337 Rimview Place
Walnut, CA 91789

> **Re: China North East Petroleum Holdings, Ltd.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 0-49846**
>
> **Form 10-QSB for the period ended September 30, 2007**
> **Filed November 14, 2007**

Dear Mr. Yang:

We have reviewed your supplemental response letter dated October 12, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated September 17, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for the year ended December 31, 2006

Consolidated Statement of Stockholders' Equity, page F-4

1. We note your response to prior comment 6 in our letter dated September 17, 2007. Tell us and revise to disclose in more detail: the specific terms of the related party advances without fixed repayment terms, how you have calculated the imputed interest, and why it is appropriate to account for the imputed interest as an in-kind contribution to capital. Also, tell us why the imputed interest amount is not expected to be paid.

Form 10-QSB for the period ended June 30, 2007

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources, page 14</u>

2. We note your responses to prior comments 4 and 15 in our letter dated September 17, 2007. Tell us what factors your auditors considered in issuing their opinion with respect to excluding any going concern language. Include a detailed discussion of management's viable plan for overcoming your working capital deficit. Discuss in detail your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations. Expand this discussion to specifically include the manner in which you intend to generate future revenues. Update this disclosure in each subsequent Form 10-Q. Refer to Section 607.02 of the Financial Reporting Codification.

<u>Form 10-KSB for the year ended December 31, 2006</u>

<u>Business Combinations under Common Control, page F-13</u>

3. We note your responses to prior comments 9 and 11 in our letter dated September 17, 2007. For each acquisition, please disclose in more detail the ownership percentage and management role Mr. Wang's mother had in your company and each acquired entity. Specifically, tell us and disclose why her majority voting ownership should be accounted for as an acquisition of entities under common control.

Engineering comments:

<u>Notes to the Consolidated Financial Statements</u>

<u>Supplemental Oil and Gas Disclosures (Unaudited), page F-22</u>

4. We note your response to our prior comment 18 in our letter dated September 17, 2007. We may have further comment based on your response to our comment 3 in this letter.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant